EXHIBIT 16.1



February 15, 1999




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549


Commissioners:

We have read the statements made by Saba Petroleum Company (copy attached), which we understand has been filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report for the month of February 1999. We agree with the statements concerning our Firm in such Form 8-K.


Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Item 4.     Changes in Registrant's Certifying Accountant.

     After approximately a month of interviews and discussions, Saba's board of directors approved the engagement of Arthur Andersen LLP as Saba's independent accountants, which agreement was finalized on February 10, 1999.

     By a letter delivered to Saba Petroleum Company on February 3, 1999, PricewaterhouseCoopers LLP resigned as the independent accountants for Saba. Such letter did not indicate any reason for the resignation.

     The reports of PricewaterhouseCoopers on the Saba financial statements for the years ended December 31, 1997 and 1996 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified as to uncertainty, audit scope, or accounting principles. The report of PricewaterhouseCoopers dated April 15, 1998 contained an explanatory paragraph regarding Saba's ability to continue as a going concern.

     During Saba's two most recent fiscal years and through the date of the resignation of PricewaterhouseCoopers as Saba's independent accountants, Saba did not have any disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.